UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

NOTICE OF ESSENTIAL EVENT

On September 6, 2017, CCU reported as an essential event (the "Essential Event") that Compañía Cervecerías Unidas Argentina S. A. ("CCU - A"), a company incorporated under the laws of the Argentine Republic and a subsidiary of CCU, had agreed with Anheuser - Busch InBev S. A./N. V. ("ABI" and together with CCU - A the "Parties"), an offer letter under which and among other matters (hereinafter the "Transaction"):

a)	the "Budweiser" license agreement in Argentina, executed on March 26, 2008 between CCU-A and Anheuser-Busch, Incorporated (currently Anheuser-Busch LLC, a subsidiary of ABI), which is subject to the laws of the State of New York, United States of America, will be early terminated.

b)	ABI will transfer to CCU-A (i) the ownership of the Isenbeck and Diosa brands and certain assets related to said brands (not including the production plant owned by Cervecería Argentina S. A.

Isenbeck, nor the contracts with its employees and / or distributors, nor the transfer of any liabilities of said entity); (ii) ownership of the following registered trademarks in Argentina: Norte, Iguana and Baltica; and (iii) the obligation of ABI to make its reasonable best efforts to cause the license of the Warsteiner and Grolsch brands in Argentine territory to be granted to CCU-A. The other terms and conditions of the Transaction are detailed in the Essential Event.

c)	As a result of the foregoing, payments will be generated from ABI to CCU-A for up to USD400,000,000 (four hundred million United States Dollars) within a period of up to 3 years.

The Transaction is subject to the prior approval of the Comisión Nacional de Defensa de la Competencia ("CNDC") and of the Secretario de Comercio del Ministerio de Producción de la Argentina ("SECOM"), Argentine enforcement authority of the defense of competition law (the "Suspensive Condition") .

We hereby inform that today, CCU - A has been notified of the resolution of SECOM which, based on the favorable opinion of the CNDC, approved the Transaction (the "Resolution") . The Resolution establishes that within 60 business days as of today the Parties must submit to the CNDC, for review and approval, drafts of contracts that contain all the terms and conditions of the Transaction. The CNDC will have a term of 30 business days as of the delivery of the aforementioned documents for its review and approval.

The Parties shall deliver to the CNDC the drafts of definitive contracts as soon as possible, in order to obtain the required approval and promptly proceed to the closing of the Transaction. Any relevant news in this process will be communicated in due course.

CCU is a diversified beverage company operating principally in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is the largest Chilean brewer, the second -largest Chilean soft drinks producer and the largest Chilean water and nectar producer, the second -largest Argentine brewer, the second -largest Chilean wine producer and the largest pisco producer. It also participates in the HOD, functional drinks and rum industries in Chile, in the beer, water and soft drinks industries in Uruguay, and in the soft drinks, water and nectar industries and beer distribution in Paraguay and Bolivia. The Company has licensing and / or distribution agreements with Heineken Brouwerijen B. V., Anheuser -Busch Incorporated, PepsiCo Inc. , Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard and Coors Brewing Company. For further information, visit www. ccu.cl.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: March 15, 2018